Steven M. Skolnick Partner	One Lowenstein Drive Roseland, New Jersey 07068

T: 973 597 2476 F: 973 597 2477 E: sskolnick@lowenstein.com

January 5, 2018

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

United States Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

Re:	Motus GI Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted October 6, 2017
CIK No. 0001686850

Dear Ms. Ravitz:

On behalf of Motus GI Holdings, Inc. (the “Company”), we are hereby responding to the letter, dated November 2, 2017 (the “Comment Letter”), from Amanda Ravitz, Assistant Director, Office of Electronics and Machinery, of the Securities and Exchange Commission (the “Commission”), regarding the Company’s draft registration statement, submitted on October 6, 2017 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is publicly filing a revised registration statement with the Commission (the “Revised Registration Statement”). For ease of reference, set forth below in bold are the comments of the Staff in response to the Draft Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Revised Registration Statement unless defined here.

Amanda Ravitz	January 5, 2018

The Company has authorized us to respond to the Comment Letter as follows:

Implications of Being an Emerging Growth Company, page 3

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and has supplementally provided copies of all written communications presented to potential investors to date in reliance on Section 5(d) of the Securities Act. We will provide the staff with any additional materials utilized pursuant to Section 5(d) of the Securities Act, however it is not currently anticipated that any additional materials will be utilized.

Dilution, page 33

2. Please revise to disclose how the numbers and percentages in the table on page 35 would change assuming the exercise of all outstanding warrants and options and conversion of all shares of preferred stock.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 36 in response to the Staff’s comment.

Out-patient Opportunity..., page 42

3. Please revise to clarify what you mean by “willing to consider.” For example, if true, include disclosure that the 29% believe the amount you disclose is expensive. Also, disclose the percentage of patients who believe the amount you disclose is an “appropriate price.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 43 in response to the Staff’s comment.

Amanda Ravitz	January 5, 2018

Certain Relationships and Related Party Transactions, page 74

4. Please tell us why your disclosure here does not include the voting agreement and board of director composition, given the dates applicable to those agreements and the nature of those transactions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 75 in response to the Staff’s comment. As disclosed in the Revised Registration Statement, the Company further advises the Staff that upon completion of the offering the Voting Agreement will expire and be of no further force or effect.

5. Refer to the last paragraph on page 81. If related parties will receive the payments you mention, please revise this section accordingly. Please also discuss your obligation to make these payments in your disclosure beginning on page 39.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 82 in response to the Staff’s comment. As disclosed in the Revised Registration Statement, the Company further advises the Staff that upon completion of the offering no payments will be required to any parties pursuant to the Registration Rights Agreement.

Interim Condensed Consolidated Statements of Comprehensive Loss, page F-3

6. Please present your loss per share to the nearest cent in order not to imply a greater degree of precision than exists.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-3 in response to the Staff’s comment.

The Company has also authorized us to provide the below supplemental information in connection with certain additional revisions included in the Revised Registration Statement.

The Company received a comment letter, dated July 17, 2017 (the “July Comment Letter”), from Amanda Ravitz, Assistant Director, Office of Electronics and Machinery, of the Commission, regarding the Company’s draft registration statement, submitted on July 3, 2017 (the “July Draft Registration Statement”). Comment two of the July Comment Letter addressed certain disclosures included in the July Draft Registration Statement related to market research completed by the Nova Group. In the Revised Registration Statement, the Company has added disclosures with information obtained from a separate market research group, Healthcare Research & Analytics, as referenced on page 43 of the Revised Registration Statement (the “Market Research Findings”). Given the similarities between the Company’s use of the Nova Group market research and the Healthcare Research & Analytics market research, the Company is herewith supplementally providing to the Staff, together with this letter, a copy of the Market Research Findings. Pages 9 and 15 of the Market Research Findings prepared by the third party research group support the statistics included on page 43 of the Revised Registration Statement.

Amanda Ravitz	January 5, 2018

In 2015, the Company retained Healthcare Research & Analytics, a third party research group, as a service provider to validate and understand, through interviews conducted by the third party research group the economic impact of an improved colonoscopy device on physician’s practices as well as patient compliance with preparation for colonoscopies. The Company advises the Staff that the third party research group referenced on page 43 of the Revised Registration Statement is not an “expert” under Rule 436, but rather, as indicated in the Revised Registration Statement, is a third-party service provider that the Company engaged to conduct market research on the Company’s behalf. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act of 1933, as amended (the “Securities Act”) provides an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company advises the Staff that this third party research group is not among the classes of persons subject to Section 7 and Rule 436 as “experts” unless, in accordance with Compliance and Disclosure Interpretation 233.02, the Company expressly identifies such provider as an expert or the statements are purported to be made on the authority of such provider as an “expert.” The Company submits that the information contained in the Revised Registration Statement is not based on an expert study or report because it is merely based on the results of a series of interviews with industry participants and reflects the aggregate data derived from such interviews, rather than the opinion or judgment of an expert. Further, the reference to the information from the third party research group was not intended to infer that such information was “expertised,” but rather was intended to convey information that the Company relied upon in identifying and analyzing market opportunities for its Pure-Vu system.

Additionally, the Company and the other Section 11 persons understand that, if a third party does not provide a consent in accordance with Rule 436, such disclosure would not be deemed “expertised” and the liability framework of Section 11 of the Securities Act would not operate to shift the burden of reasonable investigation away from the Section 11 persons to such third party. The Company and the other Section 11 persons understand that they will be subject to Section 11 liability with respect to the data included in the Revised Registration Statement and the third party research group will not assume any potential liability with respect to the information relied on by the Company.

Amanda Ravitz	January 5, 2018

The Company further notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information from the Market Research Findings was prepared to determine the economic impact of an improved colonoscopy device on physician’s practices as well as patient compliance with advanced preparation for use by management in its continuing operation of the Company, not specifically for use in connection with the Revised Registration Statement. As a result of the foregoing, the Company advises the Commission that the third party research group which prepared the Market Research Findings are not experts within the meaning of Section 7 of the Securities Act and for purposes of Rule 436, and the Company does not believe that a consent from the third party research group is required to be filed under Securities Act Rule 436.

Any questions regarding the contents of this letter or the Revised Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick
Steven M. Skolnick

cc:	Mark Pomeranz